

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2018

José Antonio de Almeida Filippo
Executive Vice-President and Chief Financial Officer
Embraer S.A.
Av. Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos
São Paulo
Brazil

> **Re: Embraer, S.A.**
> **Form 20-F for the Year Ended December 31, 2017**
> **Filed March 23, 2018**
> **File No. 001-15102**

Dear Mr. de Almeida Filippo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2017

Item 5. Operating and Financial Review and Prospects
5B. Liquidity and Capital Resources
Net Cash Generated (Used) by Operating Activities and Adjusted Working Capital, page 62

1.   Net cash of operating activities increased significantly to $757.3 million in 2017 from a cash outflow of $20.5 million in 2016, and 2016 decreased significantly from a cash inflow of $862.5 million in 2015. Please provide a more robust analysis of these changes and quantify factors cited. Your analysis should address the material drivers underlying factors cited and clearly explain how actual operating cash is impacted by them if not apparent. Please note that merely citing changes in working capital items and other items

identified in the statement of cash flows may not provide a sufficient basis to understand how operating cash between comparative periods changed. Refer to section III.D of Release No. 33-6835, section IV.B.1 of Release No. 33-8350 and section 501.04 of the staff's Codification of Financial Reporting Releases for guidance.

General

2.   You state on pages 71 and 72 of the 20-F, respectively, that you delivered 12 Embraer 170 aircraft to Egypt Air and 10 Embraer 190 aircraft to Kenya Airways. The Egypt Air website offers flights serving Sudan on Embraer 170 aircraft; the Kenya Airways website offers flights serving Sudan on Embraer 190 aircraft. Additionally, you state on page 28 that your regional unit in Amsterdam supports customers located in Africa and the Middle East, regions that include Sudan and Syria.

As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your letter to us dated December 11, 2015, including contacts with their governments, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure